September 9, 2024

Tianhang Xiao
Chief Executive Officer
Xuhang Holdings Ltd
Building 2, Shangtanghe 198 Cultural and Creative Park
198 Shenban Road
Gongshu District, Hangzhou City, Zhejiang Province
The People   s Republic of China, 310000

       Re: Xuhang Holdings Ltd
           Amendment No. 6 to Registration Statement on Form F-1
           Filed August 28, 2024
           File No. 333-271029
Dear Tianhang Xiao:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 6 to Registration Statement on Form F-1 filed August 28, 2024 Capitalization, page 70

1.     It appears the    Total Shareholders    Equity    amount in the Pro
Forma column does not
       equal the sum of the components thereof. Please modify your presentation accordingly.
Underwriting, page 187

2. Please revise the table in this section to remove the reference to Orientiert XYZ Securities
       Limited as your registration statement reflects that they are no longer serving as underwriters in this offering.
 September 9, 2024
Page 2

       Please contact James Giugliano at 202-551-3319 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Donald Field at 202-551-3680 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:   Ying Li, Esq.